[LETTERHEAD OF CADWALADER, WICKERSHAM & TAFT LLP]

                                November 9, 2006

Ms. Sara D. Kalin
Branch Legal-Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

      Re: Pre-Effective Amendment No. 1 to Securitized Asset Backed Receivables LLC, Registration Statement on Form S-3, Filed October 23, 2006 (File No. 333-138183)
            ----------------------------------------------------------

Dear Ms. Kalin:

            We are acting as special counsel to Securitized Asset Backed Receivables LLC, the registrant, under the above-referenced Registration Statement (the "Registration Statement").

            In response to your oral comments on the Registration Statement, we have revised the delinquency table, attached hereto as Exhibit A, to include mortgage loans that are more than 90 days delinquent. This revised delinquency table will be included in all Rule 424(b) prospectuses filed with the Securities and Exchange Commission, in connection with each take-down from the Registration Statement.

            We are hopeful that this response satisfactorily addresses the Staff's comments. Please let us know as soon as possible if you have any further comments.

            If you have any questions, please call me at (212) 504-6825.


                                Very truly yours,

                                /s/ Michael S. Gambro

                                Michael S. Gambro




Michael Gambro   Tel 212 504 6825   Fax 212 504 6666   michael.gambro@cwt.com

                                    EXHIBIT A


                    Delinquencies
--------------------------------------------------------------------------------------------------------------------
                                           % of Mortgage
                                           Loan Pool by    Weighted   Weighted
                             Aggregate       Aggregate     Average     Average      Weighted     Non-Zero   Non-Zero
                Number of   Cut-off Date   Cut-off Date     Gross     Remaining     Average      Weighted   Weighted
                Mortgage     Principal       Principal     Interest     Term        Combined     Average    Average
Delinquencies     Loans       Balance         Balance        Rate     (months)    Original LTV     FICO       DTI
-------------   ---------   ------------   -------------   --------   ---------   ------------   --------   --------
Current
30-59 Days
60-89 Days
90+ Days
Total:
--------------------------------------------------------------------------------------------------------------------
